

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

March 27, 2018

Stephen Girsky
President and Chief Executive Officer
VectoIQ Acquisition Corp.
1354 Flagler Drive
Mamaroneck, NY 10543

> **Re: VectoIQ Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 28, 2018**
> **CIK No. 0001731289**

Dear Mr. Girsky:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

General, page 1

2. Please disclose here that none of your officers or directors has any experience with blank check companies as you do on page 30.

<u>Capitalization, page 68</u>

3. It appears from your disclosure on pages 26 and 27 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining stockholders after such redemption. Please tell us why it is not appropriate to classify all of your shares within mezzanine equity under the guidance in paragraph 3f of ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

You may contact Robert Babula, Staff Accountant, at (202)551-3339 or Andrew Blume, Staff Accountant, at (202)551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, or Lisa Kohl, Legal Branch Chief, at (202)551-3252 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jason Simon